UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

ESSA Pharma Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

29668H708

(CUSIP Number)

Anne-Mari Paster

185 Dartmouth Street, Suite 502, Boston, MA 02116

(617) 502-6538

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 18, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29668H708	13D	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS Omega Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒(1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,084,848
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,084,848
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,084,848
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

This Schedule 13D is filed by Omega Fund IV, L.P. (“Omega Fund”), Omega Fund IV GP, L.P. (“Omega GP”), Omega Fund IV GP Manager, Ltd. (“Omega Ltd”), Richard Lim (“Lim”), Otello Stampacchia (“Stampacchia”), and Anne-Mari Paster (“Paster”) (together, the “Reporting Persons”). Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund; and each of Omega Ltd and Omega GP may be deemed to own beneficially the shares held by Omega Fund. Lim, Stampacchia, and Paster are the directors of Omega Ltd and may be deemed to beneficially own the shares held by Omega Fund. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

This percentage is based on 6,311,098 Common Shares outstanding as of December 13, 2018 as set forth in the Issuer’s most recent Form 20-F for the period ending September 30, 2018, filed with the Securities and Exchange Commission on December 13, 2018.

CUSIP No. 29668H708	13D	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS Omega Fund IV GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒(1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,084,848
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,084,848
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,084,848
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

This Schedule 13D is filed by Omega Fund IV, L.P. (“Omega Fund”), Omega Fund IV GP, L.P. (“Omega GP”), Omega Fund IV GP Manager, Ltd. (“Omega Ltd”), Richard Lim (“Lim”), Otello Stampacchia (“Stampacchia”), and Anne-Mari Paster (“Paster”) (together, the “Reporting Persons”). Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund; and each of Omega Ltd and Omega GP may be deemed to own beneficially the shares held by Omega Fund. Lim, Stampacchia, and Paster are the directors of Omega Ltd and may be deemed to beneficially own the shares held by Omega Fund. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

This percentage is based on 6,311,098 Common Shares outstanding as of December 13, 2018 as set forth in the Issuer’s most recent Form 20-F for the period ending September 30, 2018, filed with the Securities and Exchange Commission on December 13, 2018.

CUSIP No. 29668H708	13D	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS Omega Fund IV GP Manager, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒(1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,084,848
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,084,848
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,084,848
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

This Schedule 13D is filed by Omega Fund IV, L.P. (“Omega Fund”), Omega Fund IV GP, L.P. (“Omega GP”), Omega Fund IV GP Manager, Ltd. (“Omega Ltd”), Richard Lim (“Lim”), Otello Stampacchia (“Stampacchia”), and Anne-Mari Paster (“Paster”) (together, the “Reporting Persons”). Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund; and each of Omega Ltd and Omega GP may be deemed to own beneficially the shares held by Omega Fund. Lim, Stampacchia, and Paster are the directors of Omega Ltd and may be deemed to beneficially own the shares held by Omega Fund. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

This percentage is based on 6,311,098 Common Shares outstanding as of December 13, 2018 as set forth in the Issuer’s most recent Form 20-F for the period ending September 30, 2018, filed with the Securities and Exchange Commission on December 13, 2018.

CUSIP No. 29668H708	13D	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS Richard J. Lim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒(1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,084,848
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,084,848
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,084,848
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

This Schedule 13D is filed by Omega Fund IV, L.P. (“Omega Fund”), Omega Fund IV GP, L.P. (“Omega GP”), Omega Fund IV GP Manager, Ltd. (“Omega Ltd”), Richard Lim (“Lim”), Otello Stampacchia (“Stampacchia”), and Anne-Mari Paster (“Paster”) (together, the “Reporting Persons”). Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund; and each of Omega Ltd and Omega GP may be deemed to own beneficially the shares held by Omega Fund. Lim, Stampacchia, and Paster are the directors of Omega Ltd and may be deemed to beneficially own the shares held by Omega Fund. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

This percentage is based on 6,311,098 Common Shares outstanding as of December 13, 2018 as set forth in the Issuer’s most recent Form 20-F for the period ending September 30, 2018, filed with the Securities and Exchange Commission on December 13, 2018.

CUSIP No. 29668H708	13D	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSONS Anne-Mari Paster
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒(1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,084,848
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,084,848
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,084,848
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

This Schedule 13D is filed by Omega Fund IV, L.P. (“Omega Fund”), Omega Fund IV GP, L.P. (“Omega GP”), Omega Fund IV GP Manager, Ltd. (“Omega Ltd”), Richard Lim (“Lim”), Otello Stampacchia (“Stampacchia”), and Anne-Mari Paster (“Paster”) (together, the “Reporting Persons”). Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund; and each of Omega Ltd and Omega GP may be deemed to own beneficially the shares held by Omega Fund. Lim, Stampacchia, and Paster are the directors of Omega Ltd and may be deemed to beneficially own the shares held by Omega Fund. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

This percentage is based on 6,311,098 Common Shares outstanding as of December 13, 2018 as set forth in the Issuer’s most recent Form 20-F for the period ending September 30, 2018, filed with the Securities and Exchange Commission on December 13, 2018.

CUSIP No. 29668H708	13D	Page 7 of 13 Pages

1	NAMES OF REPORTING PERSONS Otello Stampacchia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒(1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF, SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,250(2)
	8	SHARED VOTING POWER 1,084,848
	9	SOLE DISPOSITIVE POWER 1,250(2)
	10	SHARED DISPOSITIVE POWER 1,084,848
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,086,098
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

This Schedule 13D is filed by Omega Fund IV, L.P. (“Omega Fund”), Omega Fund IV GP, L.P. (“Omega GP”), Omega Fund IV GP Manager, Ltd. (“Omega Ltd”), Richard Lim (“Lim”), Otello Stampacchia (“Stampacchia”), and Anne-Mari Paster (“Paster”) (together, the “Reporting Persons”). Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund; and each of Omega Ltd and Omega GP may be deemed to own beneficially the shares held by Omega Fund. Lim, Stampacchia, and Paster are the directors of Omega Ltd and may be deemed to beneficially own the shares held by Omega Fund. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

Represents an immediately exercisable option to acquire 750 shares of the Issuer’s Common Shares at a price of $3.58 per share, held by Stampacchia as of February 13, 2019, as well as an option to acquire an additional 500 such shares within 60 days of February 13, 2019.

(3)

This percentage is based on 6,311,098 Common Shares outstanding as of December 13, 2018 as set forth in the Issuer’s most recent Form 20-F for the period ending September 30, 2018, filed with the Securities and Exchange Commission on December 13, 2018.

CUSIP No. 29668H708	13D	Page 8 of 13 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the Common Shares, without par value (the “Common Shares”), of ESSA Pharma Inc. (the “Issuer”) having its principal executive office at Suite 720, 999 West Broadway, Vancouver, British Columbia, Canada, V5Z 1K5.

Item 2.	Identity and Background.

(a) - (c), (f)	This Statement is being filed by:

Omega Fund IV, L.P., an exempted limited partnership organized under the laws of the Cayman Islands (“Omega Fund”), Omega Fund IV GP, L.P., an exempted limited partnership organized under the laws of the Cayman Islands (“Omega GP”), Omega Fund IV GP Manager, Ltd., an exempted limited company organized under the laws of the Cayman Islands (“Omega Ltd”), Richard J. Lim, a United States citizen (“Lim”), Anne-Mari Paster, a United States citizen (“Paster”), and Otello Stampacchia, an Italian citizen (“Stampacchia”) (each, a “Reporting Person” and collectively, the “Reporting Persons”). The reported securities are owned directly by Omega Fund or Stampacchia.

The address of the principal business and principal office of Omega Fund, Omega GP, Omega Ltd, Lim, Paster and Stampacchia is: 185 Dartmouth Street, Suite 502, Boston, MA 02116. Set forth on Schedule I hereto is the name, position and business address of each Reporting Person’s controlling persons, if any.

The principal business of Omega Fund is to invest in growth-oriented businesses active in the life sciences field generally. The principal business of Omega GP is to act as the sole general partner of Omega Fund. The principal business of Omega Ltd is to act as the sole general partner of Omega GP. The principal business of Lim, Paster and Stampacchia is to act as managers, shareholders and directors of various Omega entities, including as directors of Omega Ltd.

(d) and (e)	During the last five years, none of the Reporting Persons, nor any individual identified in Schedule I hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On January 14, 2016, Omega Fund acquired from the Issuer 1,696,969 units consisting of one Common Share of the Issuer, one Common Share purchase warrant exercisable by payment of cash or on a cashless exercise basis for a period of seven years from the date of issuance, and one-half of one Common Share purchase warrant exercisable by payment in cash only for a period of two years from the date of issuance (collectively, the “2016 Warrants”) for an aggregate price of $3.30 per unit (collectively, the “Omega Shares”).

Pursuant to the 2016 Warrants, Omega Fund had the right to acquire (i) up to 1,696,969 Common Shares at an exercise price of $3.30 per Share for a period of seven years from the issuance date and (ii) up to 848,485 Common Shares at an exercise price of $3.30 per share for a period of two years from the issuance date.

The working capital of Omega Fund was the source of the funds for the purchase of the Omega Shares. No part of the purchase price of the Omega Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Omega Shares.

On January 4, 2018, Omega Fund acquired 9,300,000 Common Shares and 10,700,000 pre-funded Common Share purchase warrants (the “2018 Warrants”) of the Issuer, each for a price of $0.20 per security.

On April 25, 2018, the Issuer completed a consolidation of its issued and outstanding Common Shares, resulting in a 20-to-1 reverse split (the “Reverse Split”).

CUSIP No. 29668H708	13D	Page 9 of 13 Pages

Accordingly, following the Reverse Split, the Common Shares purchased on January 4, 2018 represented 465,000 Common Shares; the 2018 Warrants were exercisable to purchase 535,000 Common Shares; the Common Shares purchased on January 14, 2016 represented 84,848 Common Shares; and the 2016 Warrants were exercisable to purchase 84,848 Common Shares.

On October 1, 2018, the Issuer issued 535,000 Common Shares to Omega Fund upon the exercise of the 2018 Warrants.

References to “Omega Shares” shall include the 465,000 Common Shares and 2018 Warrants to purchase 535,000 Common Shares owned by the Reporting Persons as a result of the January 4, 2018 purchase.

The 2016 Warrants issued to Omega Fund on January 14, 2016 exercisable for a period of up to two years expired by their terms on January 14, 2018 and, accordingly, are not reflected in this Schedule 13D as owned by the Reporting Persons.

On October 18, 2018, Stampacchia was appointed to the Board of the Issuer. In relation to this appointment, the Issuer granted to Stampacchia 12,000 options to acquire Common Shares (the “Options”), exercisable at a price of $3.58 per share. The Options vest in forty-eight equal installments beginning from the date of grant and have a ten-year term. Accordingly, as of February 13, 2019, Stampacchia has an exercisable option to acquire 1,250 Common Shares within 60 days of the date of this report.

The Issuer itself was the source of the funds for the granting of the Options to Stampacchia. No part of the purchase price of the Options was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Options.

Item 4.	Purpose of Transaction.

The information contained in Item 3 above is incorporated herein by reference.

Omega Fund appointed Stampacchia, a managing director of Omega Fund Management, LLC, to the board of directors of the Issuer on October 18, 2018. Stampacchia continues to serve on the board of directors of the Issuer.

Except as set forth in this Item 4, none of the Reporting Persons has any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Omega Fund acquired the shares of the Issuer’s Common Shares for investment purposes. Omega Fund expects to review from time to time its investment in the Issuer and may, depending on the Issuer’s business, assets, operations, financial condition, prospects and other factors, as well as (and subject to) the terms of the contracts described in Item 6 of this Schedule: (i) purchase additional Common Shares, options or other securities of the Issuer in the open market, in privately negotiated transactions or otherwise; (ii) sell all or a portion of the Common Shares, options or other securities now beneficially owned or hereafter acquired by it; (iii) propose one or more directors for the Issuer’s board of directors; (iv) engage in discussions, negotiations or enter into other transactions with a view to obtaining direct or indirect control of the Issuer; (v) acquire assets of the Issuer and its subsidiaries; and (vii) engage in such other proposals as Omega Fund may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Also, consistent with its investment intent, Omega Fund may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer regarding the Issuer, including but not limited to its operations, governance and control.

Item 5.	Interest in Securities of the Issuer.

(a), (b)    The aggregate number and percentage of Common Shares of the Issuer owned by each Reporting Person are (i) based upon 6,311,098 Common Shares outstanding as of December 13, 2018 as set forth in the Issuer’s most recent Form 20-F for the period ending September 30, 2018, filed with the Securities and Exchange Commission on December 13, 2018, and (ii) assume the exercise of all warrants to purchase Common Shares exercisable within 60 days of the date of this report beneficially owned by such Reporting Person.

The Reporting Persons, with the exception of Stampacchia, may be deemed to beneficially own an aggregate of 1,084,848 Common Shares. This aggregate number represents approximately 17.2% of the total shares of the Common Shares currently outstanding. Stampacchia may be deemed to beneficially own an aggregate of 1,086,098 Common Shares as a result of his beneficial ownership of (i) 1,084,848 Common Shares and (ii) 1,250 Common Shares that may be purchased upon the exercise of warrants that are exercisable within 60 days of the date of this report. This aggregate number represents approximately 17.2% of the total shares of the Common Shares currently outstanding.

CUSIP No. 29668H708	13D	Page 10 of 13 Pages

Each Reporting Person may be deemed to beneficially own the shares set forth below:

Omega Fund	—	1,084,848
Omega GP	—	1,084,848
Omega Ltd	—	1,084,848
Lim	—	1,084,848
Paster	—	1,084,848
Stampacchia	—	1,086,098, including 1,250 warrants

The Reporting Persons may be deemed, on an aggregate basis, to have shared power to vote and dispose of 1,084,848 Common Shares as a result of their beneficial ownership of 1,084,848 Common Shares. Stampacchia may be deemed to have sole power to vote and dispose of 1,250 Common Shares as a result of his beneficial ownership of 1,250 Common Shares that may be purchased upon the exercise of warrants that are exercisable within 60 days of the date of this report.

(c)    During the past 60 days, there were no transactions in Common Shares, or any securities directly or indirectly convertible into or exchangeable for Common Shares, by any of the Reporting Persons.

(d)    No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Shares of the Issuer beneficially owned by any of the Reporting Persons.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in Item 4 of this Schedule 13D and the following, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons and any other person with respect to any securities of the Issuer.

On January 15, 2018, Omega Fund entered into a Nomination Rights Agreement with the Issuer, granting Omega Fund the right to appoint one director to the Board of the Issuer, for so long as Omega Fund holds at least 9.99% of the issued and outstanding Common Shares of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement.

Exhibit 2	Nomination Rights Agreement, dated as of January 15, 2018, by and between Omega Fund IV, L.P. and ESSA Pharma Inc.

CUSIP No. 29668H708	13D	Page 11 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2019	Omega Fund IV, L.P.
	By:	Omega Fund IV GP, L.P.
its General Partner
	By:	Omega Fund IV GP Manager, Ltd.
its General Partner

	By:	/s/ Anne-Mari Paster
	Name:	Anne-Mari Paster
	Title:	Director

Omega Fund IV GP, L.P.
	By:	Omega Fund IV GP Manager, Ltd.
its General Partner

	By:	/s/ Anne-Mari Paster
	Name:	Anne-Mari Paster
	Title:	Director

Omega Fund IV GP Manager, Ltd.

	By:	/s/ Anne-Mari Paster
	Name:	Anne-Mari Paster
	Title:	Director

Richard J. Lim

	By:	*
	Name:	Richard J. Lim

Anne-Mari Paster

	By:	/s/ Anne-Mari Paster *
Name: Anne-Mari Paster, as Attorney-in-Fact, pursuant to that Power of Attorney filed with the Securities and Exchange Commission on July 19, 2018 in connection with a Form 3 filing for Replimune Group, Inc., which power of attorney is incorporated herein by reference.

CUSIP No. 29668H708	13D	Page 12 of 13 Pages

Otello Stampacchia

By:	*
Name:	Otello Stampacchia

CUSIP No. 29668H708	13D	Page 13 of 13 Pages

SCHEDULE I

CONTROLLING PERSONS OF THE REPORTING PERSONS

Name	Position	Business Address
Otello Stampacchia	Director, Omega Ltd	185 Dartmouth Street Boston, MA 02110

Richard J. Lim	Director, Omega Ltd	185 Dartmouth Street Boston, MA 02110

Anne-Mari Paster	Director, Omega Ltd	185 Dartmouth Street Boston, MA 02110